Filed by Integrated Circuit Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

Press Contacts: Phil Bourekas IDT Worldwide Marketing Phone: (408) 284-8200 E-mail: phil.bourekas@idt.com	Justine Lien Chief Financial Officer Phone: (610) 630-5300 E-mail: lien@icst.com	Financial Contact: Dawn Morse IDT Investor Relations Phone: (408) 284-6515 E-mail: dawn.morse@idt.com

FEDERAL TRADE COMMISSION TERMINATES HSR WAITING PERIOD

FOR IDT AND ICS MERGER

SAN JOSE, Calif. and NORRISTOWN, Pa., August 8, 2005 — Integrated Device Technology, Inc. (“IDT”, Nasdaq: IDTI) and Integrated Circuit Systems, Inc. (“ICS”, Nasdaq: ICST) have been notified by the Federal Trade Commission that the FTC has terminated the waiting period under the under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to their pending merger. The parties anticipate that the transaction will close in the fall of calendar year 2005, subject to approval by IDT and ICS stockholders and the satisfaction of other closing conditions.

About IDT

IDT is a global leader in semiconductor solutions for advanced network services. IDT serves communications equipment vendors by applying its advanced hardware, software and memory technologies to create flexible, highly integrated products that enhance the functionality and processing of network equipment. IDT accelerates innovation with products such as network search engines (NSEs), flow-control management (FCM) ICs and its commitment to and products for standards-based serial switching. The portfolio also comprises products optimized for communications applications, including telecom products, FIFOs, multi-ports, and timing solutions. In addition, the product mix includes high-performance digital logic and high-speed SRAMs to meet the requirements of leading communications companies.

About ICS

ICS is a world leader in the design, development, and marketing of silicon timing devices for communications, networking, computing, and digital multimedia applications. ICS is headquartered in Norristown, PA, with key facilities in San Jose, CA; Tempe, AZ; Worcester, MA; and Singapore. For more information, visit the company’s web site at: http://www.icst.com.

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Safe Harbor Statement

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the SEC by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information And Where To Find It

IDT has filed a registration statement on Form S-4, and IDT and ICS have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving IDT and ICS. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.

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IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2005 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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